SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REPUBLIC REALTY FUND I

(Name of Subject Company)

Everest Management, LLC (offeror)
(Filing Persons)

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Christopher K. Davis Everest Management, LLC 199 S. Los Robles Ave., Suite 200 Pasadena, CA 91101 Telephone (626) 585-5920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $2,301,300(1)	Amount of Filing Fee: $460.26

(1)	Calculated as the product of the total Units available for purchase and the gross cash price per Unit.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not Applicable	Filing party: Not Applicable
Form or registration no.: Not Applicable	Date filed: Not Applicable
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Everest Management, LLC (“Everest” or the “Purchaser”), a California limited liabiltiy copmany, dated May 9, 2006, to purchase ALL Units of limited partnership interests (“Units”) not already held by Purchaser and its affiliates in AMERICAN REPUBLIC REALTY FUND I (the “Partnership”), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the “Offer to Purchase”).

ITEM 11.	ADDITIONAL INFORMATION.

The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

DETAILS OF THE OFFER

4.	Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects.

The first sentence of the first paragraph is hereby amended to delete: “, which determination will be final and binding”.

The fourth sentence of the first paragraph is hereby amended to delete: “and binding”.

5.	Withdrawal Rights.

The first sentence of the third paragraph is hereby amended to delete: “, which determination shall be final and binding”.

7.	Conditions of the Offer.

The section is hereby amended to delete the last sentence of the section (“Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.”).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2006

EVEREST MANAGEMENT, LLC
By: /S/ DAVID I. LESSER
David I. Lesser
Executive Vice President

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